Exhibit (e)(16)

April 9, 2025

Anup Radhakrishnan

[***]

[***]

Dear Anup:

This letter sets forth the terms of the separation agreement (the “Agreement”) that CARGO Therapeutics, Inc. (the “Company”) is offering to you to aid in your employment transition.

1. SEPARATION. Your last day of work with the Company and your employment termination date will be November 13, 2025 (the “Separation Date”).

2. TRANSITION DUTIES.

(a)  Duties. Between now and the Separation Date (the “Transition Period”), you will remain employed by the Company in your current role and will continue to perform your regular job duties, as well as any other transitional duties reasonably assigned to you by the Company. You agree to perform your Transition Period services in good faith and to the best of your abilities. During the Transition Period you must continue to comply with all of the Company’s policies and procedures and with all of your statutory and contractual obligations to the Company, including without limitation, your obligations under your Confidentiality and Proprietary Rights Agreement, which remains in full force and effect and is incorporated herein by reference.

(b)  Compensation/Benefits. During the Transition Period, you will continue to be paid at your current base salary and you will continue to be eligible for the Company’s standard benefits, subject to the terms and conditions applicable to such plans and programs.

(c)  Early Termination. Nothing in this Agreement alters your employment at will status. Accordingly, during the Transition Period you are entitled to resign your employment with or without Cause (as defined in your employment agreement dated November 12, 2024 with the Company (the “Employment Agreement”)) or advance notice, and the Company may terminate your employment with or without Cause or advance notice. If, at any time prior to the Separation Date, the Company terminates your employment without Cause or your employment terminates due to your death or disability, then you (or your estate) will remain eligible for the Severance Benefits (as defined below), provided that you (or your estate) have satisfied the Severance Preconditions (as defined below). If you stay employed through May 19, 2025 and resign from your employment for any reason thereafter and prior to the Separation Date, then you will also remain eligible for the Severance Benefits, provided that you have satisfied the Severance Preconditions. However, if you resign your employment for any reason prior to May 19, 2025 or the Company terminates your employment for Cause at any time prior to the Separation Date, then all salary payments to you will cease immediately, you will no longer be eligible for participation in any Company benefit plans, and you will not be eligible to receive any Severance Benefits.

3.  ACCRUED SALARY AND PAID TIME OFF. On the Separation Date, or shortly thereafter as permitted by applicable law, the Company will pay you all accrued salary earned through the

Separation Date, subject to standard payroll deductions and withholdings. You are entitled to this payment by law. Since the Company has a nonaccrual vacation policy, you do not have any accrued vacation or other paid time off and thus will not be paid out for any accrued vacation or other paid time off.

4. COMPANY LAPTOP. You will not be required to return your CARGO-provided laptop, and you will be allowed to keep it on an “as is” basis. CARGO will remote wipe the laptop and remove all CARGO access and materials prior to your Separation Date. You will be solely responsible for all fees and costs incurred in connection with the laptop after the Separation Date.

5. SEVERANCE BENEFITS. Pursuant to your Employment Agreement, the Company’s termination of your employment is not for Cause (as defined in the Employment Agreement). As such, if: (a) you timely sign and return this Agreement and allow it to become effective (by not revoking it); (b) you comply fully with the terms of this Agreement (including its exhibits) and any other agreement between you and the Company; (c) your employment is not terminated for Cause or due to death or disability prior to the Separation Date; (d) you have not resigned from your employment before May 19, 2025; and (e) on or after the Separation Date, you timely execute and return to the Company the Separation Date Release attached hereto as Exhibit B (the “Separation Date Release”) and do not revoke it (collectively, the “Severance Preconditions”), then the Company will provide you with the following severance benefits (collectively, the “Severance Benefits”):

(a)  Severance Pay. The Company will pay you the equivalent of fifteen (15) months of your base salary in effect as of the Separation Date, subject to standard payroll deductions and withholdings. This amount will be paid in a lump sum by no later than the Company’s second regularly scheduled payroll date that is at least ten (10) days after the Effective Date (as defined in Section 8(c) of this Agreement) (such date, the “Severance Payment Date”).

(b)  Bonus. The Company will pay you an additional cash severance payment equivalent to one-hundred and twenty-five percent (125%) of your target Annual Bonus for calendar year 2025 (the “Bonus”). The Bonus will be paid to you in a lump sum, subject to standard payroll deductions and withholdings, by no later than the Severance Payment Date.

(c)  COBRA Pay. Unless you follow the procedures set forth in this paragraph, your participation in the Company’s group health insurance plan will end on the last day of the month in which the Separation Date occurs. To the extent provided by the federal COBRA law or, if applicable, state insurance laws, and by the Company’s current group health insurance policies, you will be eligible to continue your group health insurance benefits at your own expense following the Separation Date. Later, you may be able to convert to an individual policy through the provider of the Company’s health insurance, if you wish. You will be provided with a separate notice describing your rights and obligations under COBRA and a form for electing COBRA coverage. As an additional Severance Benefit under this Agreement, provided that you satisfy the Severance Preconditions set forth above, the Company will pay you an additional $49,421 that you may use for any purpose, including, but not limited to, obtaining health insurance coverage for you and your dependents. This amount will be paid in a lump sum by no later than the Severance Payment Date, subject to standard payroll deductions and withholdings.

(d)  Accelerated Vesting. Under the terms of your stock option or other equity award agreement(s) and the applicable equity incentive plan documents, vesting of any stock options or other equity awards granted to you, if any (the “Equity Awards”) will cease as of the

Separation Date. However, as an additional Severance Benefit, subject to satisfaction of the Severance Preconditions, vesting of your Equity Awards shall accelerate such that one hundred percent (100%) of the unvested shares of your Equity Awards shall be fully vested and exercisable as of the Separation Date. Except as expressly set forth in this paragraph, your Equity Awards will continue to be governed by the terms and conditions of the applicable stock option or other equity award agreement(s), applicable equity incentive plan documents, and other equity awards documents.

(e)  Acceleration of Severance Payment Timing Upon Change in Control. Notwithstanding the foregoing, if a Change in Control transaction, as defined in the Company’s 2023 Incentive Award Plan (a “Change in Control”) has been approved by the Company’s board of directors, provided that you have satisfied all Severance Preconditions the Company will accelerate the Severance Payment Date such that you are paid all such outstanding Severance Benefits prior to the closing of such transaction. For avoidance of doubt, a reverse merger transaction in which a third party will merge with and into the Company will be considered a Change in Control.

6. OTHER COMPENSATION OR BENEFITS. You acknowledge that, except as expressly provided in this Agreement, you have not earned and will not receive from the Company any additional compensation (including base salary, bonus, incentive compensation, or equity), severance, or benefits before, on, or after the Separation Date, with the exception of any vested right you may have under the express terms of a written ERISA-qualified benefit plan (e.g., 401(k) account) or any vested stock options. You acknowledge that the Severance Benefits set forth in this Agreement are provided in full satisfaction of any severance benefits to which you may be entitled under your Employment Agreement, and that you are not otherwise entitled to, and will not receive, any additional consideration in exchange for your execution, non-revocation, and compliance with this Agreement.

7. EXPENSE REIMBURSEMENTS. You represent that you have submitted to the Company all business expenses you incurred through the Separation Date, if any, for which you seek reimbursement, and that you have been fully reimbursed for all business-related expenses.

8. RELEASE OF CLAIMS.

(a)  General Release of Claims. In exchange for the consideration provided to you under this Agreement to which you would not otherwise be entitled, you hereby generally and completely release the Company, and its affiliated, related, parent and subsidiary entities, and its and their current and former directors, officers, employees, shareholders, partners, agents, attorneys, predecessors, successors, insurers, affiliates, and assigns, both individually and in their business capacities, from any and all claims, liabilities, demands, causes of action, and obligations, both known and unknown, asserted or unasserted, arising from or in any way related to events, acts, conduct, or omissions occurring at any time prior to and including the date you sign this Agreement.

(b)  Scope of Release. This general release includes, but is not limited to: (i) all claims arising from or in any way related to your employment with the Company or the termination of that employment; (ii) all claims related to your compensation or benefits from the Company, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership, equity, or profits interests in the Company; (iii) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (iv) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (v) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964, the federal Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act (“ADEA”), the California Labor Code, the California Family Rights Act, the California Fair Employment and Housing Act, the Massachusetts Fair Employment Practices Act (M.G.L. c. 151B), the Massachusetts Equal Rights Act, the Massachusetts Equal Pay Act, the Massachusetts Privacy Statute, the Massachusetts Sick Leave Law, the Massachusetts Civil Rights Act, the Massachusetts overtime regulations (M.G.L. c. 151 sections 1A and 1b), and the Massachusetts Meal Break regulations (M.G.L. c. 149 sections 100 and 101.), all as amended and as applicable. You acknowledge that you have been advised, consistent with California Government Code Section 12964.5(b)(4), that you have the right to consult an attorney regarding this Agreement and that you were given a reasonable time period of at least five (5) business days in which to do so. You further acknowledge and agree that, in the event you sign this Agreement prior to the end of the reasonable time period provided by the Company, your decision to accept such shortening of time is knowing and voluntary and is not induced by the Company through fraud, misrepresentation, or a threat to withdraw or alter the offer prior to the expiration of the reasonable time period, or by providing different terms to employees who sign such an agreement prior to the expiration of the time period. You further acknowledge and agree that the release of claims in this section is not provided in exchange for a raise, bonus, or as a condition of continued employment, but rather in exchange for the materially modified terms and conditions of employment during the Transition Period, eligibility for severance benefits you were not otherwise eligible to receive, and other consideration provided by the Company in this Agreement.

(c)  ADEA Release. You acknowledge that you are knowingly and voluntarily waiving and releasing any rights you have under the ADEA, and that the consideration given for the waiver and releases you have given in this Agreement is in addition to anything of value to which you were already entitled. You further acknowledge that you have been advised, as required by the ADEA, that: (i) your waiver and release does not apply to any rights or claims arising after the date you sign this Agreement; (ii) you should consult with an attorney prior to signing this Agreement (although you may choose voluntarily not to do so); (iii) you have forty-five (45) days to consider this Agreement (although you may choose voluntarily to sign it sooner); (iv) you have seven (7) days following the date you sign this Agreement to revoke this Agreement (in a written revocation sent to the Company); and (v) this Agreement will not be effective until the date upon which the revocation period has expired, which will be the eighth day after you sign this Agreement provided that you do not revoke it (the “Effective Date”). You also hereby further acknowledge that the Company has provided you with the ADEA disclosure information (under 29 U.S.C. § 626(f)(1)(H)), attached hereto as Exhibit A.

(d)  Section 1542 Waiver. In giving the release herein, which includes claims which may be unknown to you at present, you acknowledge that you have read and understand Section 1542 of the California Civil Code, which reads as follows:

“A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.”

You hereby expressly waive and relinquish all rights and benefits under that section and any law of any other jurisdiction of similar effect with respect to your release of claims herein, including but not limited to your release of unknown claims.

(e)  Exceptions. Notwithstanding the foregoing, you are not releasing the Company hereby from: (i) any obligation to indemnify you pursuant to the Articles and Bylaws of the Company, any valid fully executed indemnification agreement with the Company, applicable law, or applicable directors and officers liability insurance; (ii) any claims that cannot be waived by law; or (iii) any claims for breach of this Agreement.

(f)  Protected Rights. You understand that nothing in this Agreement limits your ability to file a charge or complaint with the Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Occupational Safety and Health Administration, the Department of Justice, the Securities and Exchange Commission or any other federal, state or local governmental agency or commission (“Government Agencies”). You further understand this Agreement does not limit your ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company. While this Agreement does not limit your right to receive a government-issued award for information provided to any Government Agency in connection with a government whistleblower program or protected whistleblower activity, you understand and agree that, to maximum extent permitted by law, you are otherwise waiving any and all rights you may have to individual relief based on any claims that you have released and any rights you have waived by signing this Agreement. Nothing in this Agreement prevents you from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that you have reason to believe is unlawful. Furthermore, nothing in this Agreement waives any rights you may have under Section 7 of the National Labor Relations Act (subject to the release of claims set forth herein).

9. RETURN OF COMPANY PROPERTY. Subject to Section 4 above, you agree that, by no later than seven (7) calendar days after your last day worked, or earlier if requested by the Company, you will return to the Company, without copying or reproducing, all Company documents (and all copies thereof) and other Company property in your possession or control, including, but not limited to, Company files, notes, drawings, records, plans, forecasts, reports, studies, analyses, proposals, agreements, drafts, financial and operational information, research and development information, sales and marketing information, customer lists, prospect information, pipeline reports, sales reports, personnel information, specifications, code, software, databases, computer-recorded information, tangible property and equipment (including, but not limited to, computing and electronic devices, mobile telephones, servers), credit cards, entry cards, identification badges and keys; and any materials of any kind which contain or embody any proprietary or confidential information of the Company (and all reproductions or embodiments thereof in whole or in part). You agree that you will make a diligent search to locate any such documents, property and information by the close of business on the Separation Date or as soon as possible thereafter. If you have used any personally owned computer or other electronic device, server, cloud storage device, or e-mail system to receive, store, review, prepare or transmit any Company confidential or proprietary data, materials or information, within seven (7) days after your last day worked, you shall provide the Company with a computer-useable copy of such information and then permanently delete and expunge such Company confidential or proprietary information from those systems; and you agree to provide the Company access to your system as requested to verify that the necessary copying and/or deletion is completed. Your timely compliance with this paragraph is a condition to your receipt of the Severance Benefits provided under this Agreement.

10. CONFIDENTIAL INFORMATION OBLIGATIONS. You acknowledge and reaffirm your continuing obligations under your Confidentiality and Proprietary Rights Agreement, incorporated herein by reference.

11. CONFIDENTIALITY. The provisions of this Agreement will be held in strictest confidence by you and will not be publicized or disclosed by you in any manner whatsoever; provided, however, that: (a) you may disclose this Agreement in confidence to your immediate family and to your attorneys, accountants, tax preparers and financial advisors; (b) you may disclose this Agreement insofar as such disclosure may be necessary to enforce its terms or as otherwise required by law; and (c) you may disclose this Agreement to the extent permitted by the “Protected Rights” Section above or in furtherance of your rights under Section 7 of the National Labor Relations Act, if applicable.

12. NON-DISPARAGEMENT. Except to the extent permitted by the “Protected Rights” Section above, you agree not to disparage the Company, its officers, directors, employees, shareholders, parents, subsidiaries, affiliates, and agents, in any manner likely to be harmful to its or their business, business reputation, or personal reputation, including but not limited to communications on social media such as Facebook, X, LinkedIn, Glassdoor, blogs, by text or email or other electronic means; provided that you may respond accurately and fully to any request for information if required by legal process or in connection with a government investigation. In addition, nothing in this provision or this Agreement prohibits or restrains you from making disclosures protected under the whistleblower provisions of federal or state law or from exercising your rights to engage in protected speech under Section 7 of the National Labor Relations Act, if applicable. In response to any reference request from a prospective employer, the Company will only confirm your dates of employment and positions held.

13. NO VOLUNTARY ADVERSE ACTION. You agree that you will not voluntarily (except in response to legal compulsion or as permitted under the section of this Agreement entitled “Protected Rights”) assist any person in bringing or pursuing any proposed or pending litigation, arbitration, administrative claim or other formal proceeding against the Company, its parent or subsidiary entities, affiliates, officers, directors, employees or agents.

14. COOPERATION. You agree to reasonably cooperate with the Company regarding the transition of your business matters handled while employed by the Company. This cooperation includes, but is not limited to, signing any necessary documents for the assignment of inventions or other intellectual property and any other documents required to secure intellectual property protection developed during your employment. In addition, you agree to cooperate fully with the Company in connection with its actual or contemplated defense, prosecution, or investigation of any claims or demands by or against third parties, or other matters arising from events, acts, or failures to act that occurred during the period of your employment by the Company. Such cooperation includes, without limitation, making yourself available to the Company upon reasonable notice, without subpoena, to provide complete, truthful and accurate information in witness interviews, depositions, and trial testimony. The Company will reimburse you for reasonable out-of-pocket expenses you incur in connection with any such cooperation (excluding foregone wages) and will make reasonable efforts to accommodate your scheduling needs.

15. NO ADMISSIONS. You understand and agree that the promises and payments in consideration of this Agreement shall not be construed to be an admission of any liability or obligation by the Company to you or to any other person, and that the Company makes no such admission.

16. REPRESENTATIONS. You hereby represent that you have: been paid all compensation owed and for all hours worked; received all leave and leave benefits and protections for which you are eligible pursuant to the Family and Medical Leave Act or other applicable law or regulations; and not suffered any on-the-job injury for which you have not already filed a workers’ compensation claim.

17. DISPUTE RESOLUTION. You and the Company agree that any and all disputes, claims, or controversies of any nature whatsoever arising from, or relating to, this Agreement or its interpretation, enforcement, breach, performance or execution, your employment or the termination of such employment (including, but not limited to, any statutory claims) shall be resolved, pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by law, by final, binding and confidential arbitration in San Francisco, California (or another mutually acceptable location) conducted before a single neutral arbitrator by JAMS, Inc. (“JAMS”) or its successor, under the then applicable JAMS Arbitration Rules and Procedures for Employment Disputes (available at http://www.jamsadr.com/rules-employment-arbitration/). By agreeing to this arbitration procedure, both you and the Company waive the right to have any claim resolved through a trial by jury or judge. You will have the right to be represented by legal counsel at any arbitration proceeding, at your own expense. This paragraph shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, to the extent such claims are not permitted by applicable law to be submitted to mandatory arbitration and the applicable law(s) are not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”). In the event you intend to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be publicly filed with a court, while any other claims will remain subject to mandatory arbitration. You acknowledge and agree that proceedings of any non-individual claim(s) under the California Private Attorneys General Act (“PAGA”), if applicable, that may be brought in court shall be stayed for the duration and pending a final resolution of the arbitration of any individual PAGA claim. The arbitrator shall have sole authority for determining if a claim is subject to arbitration, and any other procedural questions related to the dispute and bearing on the final disposition. In addition, the arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The Company shall pay all arbitration administrative fees in excess of the administrative fees that you would be required to pay if the dispute were decided in a court of law. Nothing in this Agreement shall prevent you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction. You hereby consent to the personal jurisdiction and venue of the state and federal courts in and for San Mateo county for any court action brought pursuant to this Section.

18. MISCELLANEOUS. This Agreement, including its exhibit(s), constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to its subject matter. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. This Agreement may not be modified or amended except in a writing signed by both you and a duly authorized officer of the Company. This Agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified by the court so as to be rendered enforceable to the fullest extent permitted by law, consistent with the intent of the parties. This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the state in which you primarily worked for the Company. Any ambiguity in this Agreement shall not be construed against either party as the drafter. Any waiver of a breach of this Agreement shall be in writing and shall not be deemed to be a waiver of any successive breach. This Agreement may be executed in counterparts and electronic or facsimile signatures will suffice as original signatures.

If this Agreement is acceptable to you, please sign below and return the original to me. You have forty-five (45) calendar days to decide whether to accept this Agreement, and the Company’s offer contained herein will automatically expire if you do not sign and return it within that timeframe.

We wish you the best in your future endeavors.

Sincerely,

By:
Halley Gilbert
Chief Legal Officer

I ACKNOWLEDGE THAT I HAVE THE RIGHT TO CONSULT AN ATTORNEY REGARDING THIS AGREEMENT, THAT I WAS GIVEN A REASONABLE TIME PERIOD TO DO SO, AND THAT I HAVE READ, UNDERSTAND AND AGREE FULLY TO THE FOREGOING AGREEMENT:

Anup Radhakrishnan

Date

EXHIBIT A

DISCLOSURE UNDER TITLE 29 U.S. CODE SECTION 626(f)(1)(H)

Confidentiality Provision:	The information contained in this document is private and confidential. You may not disclose this information to anyone except your professional advisors.

CARGO Therapeutics, Inc. (the “Company”) is conducting a reduction in force, with separations being made between May 19, 2025 and November 13, 2025. As part of that reduction in force, all employees selected for separation are being given the opportunity to accept a severance package, in exchange for a separation and release agreement.

A decisional unit of all US-based employees was considered for separation. The factors used to determine eligibility for the reduction are the Company’s assessment of its current and projected business and cost-reduction needs; the Company’s projected pipeline; plans for various of its business functions; ability for certain functions to be absorbed by others; non-essential, surplus and redundant positions and/or services; and individual employee job performance, skill sets, experience, education and training. Not all factors were considered to make every selection.

In compliance with the Older Workers Benefit Protection Act, the following charts show the job titles and ages of each employee in this decisional unit that was and was not selected for the reduction in force.

All eligible employees who have attained the age of 40 years or older will receive this disclosure and have up to forty-five (45) days to review the terms and conditions of the severance package and seven (7) days to revoke the release of claims under the Age Discrimination in Employment Act of 1967, as amended.

EMPLOYEES SELECTED FOR THE REDUCTION IN FORCE AND ELIGIBLE FOR THE SEVERANCE PROGRAM

JOB TITLE	AGE

Director, Contract Operations	55

Senior Research Associate, Process Development	24

Senior Scientist, Translational Medicine	47

Senior Director, IT Applications	35

Senior Director, Clinical Scientist	51

Associate Director, Discovery Research	35

Director, CMC Regulatory	40

Accounts Payable Manager	51

President and Chief Executive Officer	58

Vice President, Process Sciences	45

People Operations Manager	32

Senior Director, Clinical Quality & Risk Management	54

Associate Director, CMC Technical	32

Director, Gene Delivery Technical Development	61

Manager, Payroll and Equity	38

Associate Scientist, Process Development	28

Director, External Manufacturing	36

Director of Safety Operations	37

Senior Manager, Accounting	35

Clinical Trial Associate	25

Principal Scientist, Analytical Development	40

Associate Director, External Manufacturing	28

Chief Technical Officer	57

Supervisor, Lab Operations	29

Chief Legal Officer	55

Senior Director, Corporate Counsel	38

Vice President, Clinical Operations	53

Principal Engineer, Process Development	38

Administrative Project Manager	55

Senior Director, External Manufacturing	36

Vice President, Intellectual Property & Transactions	56

Associate Director, Biomarker Operations	49

Scientist I	62

Senior Scientist, Process Development	38

Senior Director, Quality Assurance and Systems	55

Senior Engineer II	35

Director, Quality Operations	43

Associate Director, Lab Operations	34

Director, Corporate Business Operations	36

Senior Scientist	34

Scientist, Discovery	29

Vice President, Regulatory Affairs	48

Chief Medical Officer	60

Chief People Officer	54

Director, MSAT	35

Scientist I	30

Research Associate	29

Vice President, CMC Regulatory	46

Senior Scientist	39

Assistant Controller	51

Corporate Controller	41

Vice President, Corporate Strategy & Business Operations	47

Head MSAT	36

Senior Director, HRBP & People Operations	36

Chief Scientific Officer	44

Senior Director, Process Sciences Late Stage Development	40

Chief Operating Officer and Chief Financial Officer	45

Scientist, Discovery Research	29

Senior Research Associate, Process Development	24

Vice President, CMC Strategy & Operations	38

Senior Director, R&D FP&A	35

Director, Vector MSAT	37

Senior Manager, Supply Chain Network Planner	38

Associate Director, Pre-Clinical Research	47

Senior Director, Statistical Programming	50

Senior Director, FP&A	39

Sr. Director, Head of Investor Relations, Public Relations & ESG	41

Senior Medical Director	41

Senior Vice President, Finance	48

Director, Head of Clinical Pharmacology Translational Medicine	42

Director, Clinical Operations	51

Director of Facilities	42

Vice President, Head of IT	55

Associate Director, Analytical Development	38

Administrative Business Partner	35

Senior Director, Procurement	44

Principal Scientist	43

Scientist, Discovery Research	30

Senior Scientist, Analytical Development	34

Senior Director, Business Development	36

IT Infrastructure, Operations & Security Senior Manager	48

Vice President, Data Sciences	48

Associate Director, Discovery Research	34

Senior Director, Head of Preclinical Research	51

Exhibit B

Separation Date Release

(To be signed and returned on or no later than 45 days after the Separation Date)

In consideration for the benefits provided to me by CARGO Therapeutics, Inc. (the “Company”) pursuant to the terms of the transition period and separation agreement offer to which this Separation Date Release exhibit is attached (the “Agreement”), including without limitation the Severance Payment (as defined in the Agreement), I agree to the terms below.

I hereby generally and completely release the Company, and its affiliated, related, parent and subsidiary entities, and its and their current and former directors, officers, employees, shareholders, partners, agents, attorneys, predecessors, successors, insurers, affiliates, and assigns, both individually and in their business capacities, from any and all claims, liabilities, demands, causes of action, and obligations, both known and unknown, asserted or unasserted, arising from or in any way related to events, acts, conduct, or omissions occurring at any time prior to and including the date I sign this Release.

This general release includes, but is not limited to: (i) all claims arising from or in any way related to my employment with the Company or the termination of that employment; (ii) all claims related to my compensation or benefits from the Company, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership, equity, or profits interests in the Company; (iii) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (iv) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (v) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964, the federal Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act (“ADEA”), the California Labor Code, the California Family Rights Act, the California Fair Employment and Housing Act, the Massachusetts Fair Employment Practices Act (M.G.L. c. 151B), the Massachusetts Equal Rights Act, the Massachusetts Equal Pay Act, the Massachusetts Privacy Statute, the Massachusetts Sick Leave Law, the Massachusetts Civil Rights Act, the Massachusetts overtime regulations (M.G.L. c. 151 sections 1A and 1b), and the Massachusetts Meal Break regulations (M.G.L. c. 149 sections 100 and 101.), all as amended and as applicable. I acknowledge that I have been advised, consistent with California Government Code Section 12964.5(b)(4), that I have the right to consult an attorney regarding this Release and that I was given a reasonable time period of at least five (5) business days in which to do so. I further acknowledge and agree that, in the event I sign this Release prior to the end of the reasonable time period provided by the Company, my decision to accept such shortening of time is knowing and voluntary and is not induced by the Company through fraud, misrepresentation, or a threat to withdraw or alter the offer prior to the expiration of the reasonable time period, or by providing different terms to employees who sign such an agreement prior to the expiration of the time period.

I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I have under the ADEA, and that the consideration given for the waiver and releases I have given in this Release is in addition to anything of value to which I was already entitled. I further acknowledge that I have been advised, as required by the ADEA, that: (i) my waiver and release does not apply to any rights or claims arising after the date I sign this Release; (ii) I should consult with an attorney prior to signing this Release (although I may choose voluntarily not to do so); (iii) I have had at least forty-five (45) days to consider this Release (although I may choose voluntarily to sign it sooner); (iv) I have seven (7) days following the date I sign this Release to revoke this Release (in a written revocation sent to the Company); and (v) this Release will not be effective until the date upon which the revocation period has expired, which will be the eighth day after I sign this Release provided that I do not revoke it (the “Effective Date”). I also hereby further acknowledge that the Company has me you with the ADEA disclosure information (under 29 U.S.C. § 626(f)(1)(H)), attached as Exhibit A to the Agreement.

In giving the release herein, which includes claims which may be unknown to me at present, I acknowledge that I have read and understand Section 1542 of the California Civil Code, which reads as follows: “A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.” I hereby expressly waive and relinquish all rights and benefits under that section and any law of any other jurisdiction of similar effect with respect to my release of claims herein, including but not limited to my release of unknown claims.

Notwithstanding the foregoing, I am not releasing the Company hereby from: (i) any obligation to indemnify me pursuant to the Articles and Bylaws of the Company, any valid fully executed indemnification agreement with the Company, applicable law, or applicable directors and officers liability insurance; (ii) any claims that cannot be waived by law; or (iii) any claims for breach of this Release or the Agreement.

I understand that nothing in this Release or the Agreement limits my ability to file a charge or complaint with the Government Agencies. I further understand this Release and the Agreement do not limit my ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company. While this Release and the Agreement do not limit my right to receive a government-issued award for information provided to any Government Agency in connection with a government whistleblower program or protected whistleblower activity, I understand and agree that, to maximum extent permitted by law, I am otherwise waiving any and all rights I may have to individual relief based on any claims that I have released and any rights I have waived by signing this Release or the Agreement. Nothing in this Release or the Agreement prevents me from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that I have reason to believe is unlawful. Furthermore, nothing in this Release or the Agreement waives any rights I may have under Section 7 of the National Labor Relations Act (subject to the release of claims set forth herein).

Anup Radhakrishnan

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